UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒                              ANNUAL REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐                                 TRANSITION REPORT PURSUANT TO SECTION  15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from        to

Commission file number 1-9595

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

Best Buy Retirement Savings Plan

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BEST BUY CO., INC.

7601 Penn Avenue South

Richfield, Minnesota  55423

BEST BUY RETIREMENT SAVINGS PLAN

23.1 Consent of Deloitte & Touche LLP

NOTE:

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in
Best Buy Retirement Savings Plan
Richfield, Minnesota

We have audited the accompanying statements of net assets available for benefits of the Best Buy Retirement Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2009 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 29, 2010

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2009 AND 2008

	2009	2008

ASSETS:
Participant-directed investments — at fair value	$839,370,829	$592,312,270

Receivables:
Participant contributions	1,669,778	1,412,596
Employer contributions	1,142,936	971,694
Rollover contributions	2,721	4,279
Interest and dividends receivable	775,730	1,547

Total receivables	3,591,165	2,390,116

Total assets	842,961,994	594,702,386

LIABILITIES:
Amounts due to brokers for securities purchased	230,521	518,180
Accrued expenses	114,862	659,710
Other payable	—	6,516

Total liabilities	345,383	1,184,406

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	842,616,611	593,517,980

ADJUSTMENTS FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS (Notes 2 and 5)	5,655,268	12,848,579

NET ASSETS AVAILABLE FOR BENEFITS	$848,271,879	$606,366,559

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

CONTRIBUTIONS:
Participant	$86,759,282	$88,626,026
Employer	55,447,802	55,320,030
Rollovers	1,567,588	1,900,157

Total contributions	143,774,672	145,846,213

INTEREST AND DIVIDEND INCOME	16,520,332	10,126,784

NET REALIZED AND UNREALIZED APPRECIATION (DEPRECIATION) IN FAIR VALUE OF INVESTMENTS (Note 3)	152,987,967	(251,769,993)

Total contributions and investment gain (loss)	313,282,971	(95,796,996)

BENEFITS PAID TO PARTICIPANTS	(70,046,676)	(61,216,323)

ADMINISTRATIVE EXPENSES	(1,330,975)	(2,637,904)

Total benefits paid and expenses	(71,377,651)	(63,854,227)

INCREASE (DECREASE) IN NET ASSETS	241,905,320	(159,651,223)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	606,366,559	766,017,782

End of year	$848,271,879	$606,366,559

See notes to financial statements.

BEST BUY RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

1.                      DESCRIPTION OF THE PLAN

The following description of the Best Buy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a profit-sharing plan with a “cash or deferred” salary reduction savings arrangement intended to qualify under Internal Revenue Code (the “Code”) § 401(k). Eligible employees of Best Buy Co., Inc. (the “Company”) may participate after reaching the age of 18 and completing a minimum period of service. Employees will begin participation in the Plan the first day of the month coincident with or following the date the eligibility requirements are met. If an employee is scheduled to work at least 32 hours per week, the employee becomes eligible to participate in the Plan upon completion of 60 days of continuous employment. If an employee is scheduled to work fewer than 32 hours per week, the employee becomes eligible upon completion of at least 1,000 hours of service in a 12-month service period. The Rewards Investment and Finance Committee and Rewards Sponsor Committee have been delegated the Company’s fiduciary and/or administrative responsibilities under the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Plan. The members of the Rewards Investment and Finance Committee and Rewards Sponsor Committee are appointed by the Board of Directors of the Company. JPMorgan Chase Bank N.A. serves as the trustee of the Plan. Hewitt Associates, LLP serves as the recordkeeper. The Plan is subject to the provisions of ERISA.

Contributions — Each year, participants may contribute up to 50% of their pretax annual compensation, as defined in the Plan, subject to Internal Revenue Service (IRS) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. The Company contributes 100% of the participant’s eligible contributions that do not exceed 3% of compensation, plus 50% of eligible contributions that exceed 3%, but do not exceed 5% of compensation.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants direct the investment of their contributions and the Company’s matching contributions into any of the 18 different investment funds or into Company stock offered by the Plan.

As of June 29, 2009, the Hotchkis and Wiley Large Cap Value fund was replaced with the American Beacon Large Cap Value fund.

In addition, as of December 15, 2009, the BGI LifePath 2010 merged into the BGI Retirement Fund as it approached its target year.

Vesting — Participants are vested immediately in their contributions, plus actual earnings thereon. Effective January 1, 2007, the Plan was amended to adopt a safe harbor matching contribution provision intended to satisfy Section 401(k)(12)(B) of the Code. This provision provides that the participants’ account balances holding such safe harbor matching contributions will be immediately 100% vested. However, the amendment was not intended to change the current five-year graduated vesting schedule for employer matching contributions made for periods before January 1, 2007. Participants will be 100% vested in their non-safe harbor matching contributions five years from the date of their hire or at the time of death, disability, or retirement, provided the person has reached normal retirement age.

Participant Loans — Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the rate of the prime interest rate plus one percentage point on the first business day of the month in which the loan is processed. Loans require repayment within five years from the loan date, unless the loan is for the purchase of the participant’s primary residence, in which case the repayment term is up to 15 years. Principal and interest is paid ratably through biweekly payroll deductions.

Payment of Benefits — On termination of service, a participant generally will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account, subject to certain Plan restrictions. Participants may also withdraw some or all of their account balances prior to termination, subject to certain Plan restrictions.

Forfeitures — Forfeited nonvested accounts are used to either reduce Company’s matching contributions or to pay Plan expenses in accordance with the provisions of the Plan. The balance of forfeited nonvested accounts at December 31, 2009 and 2008, was $1,046,808 and $989,983, respectively. In 2009 and 2008, administrative expenses and Company’s matching contributions of $822,824 and $3,978,223, respectively, were paid with forfeitures.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements and supplemental schedule of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risks associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value, except for the investment contract valued at contract value, as disclosed in Note 5. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value was determined as follows: the net asset values for the Artisan Small-Cap Value Fund, Barclays S&P 500 Equity Index Fund, Hotchkis & Wiley Large-Cap Value Fund, Marsico Growth Fund, MFS Institutional International Equity Fund, Morgan Stanley Institutional Small Company Growth Fund, PIMCO Total Return Fund, BGI Retirement Fund, American Beacon Large Cap Value Fund and BGI LifePath Funds are determined by the net asset value of the underlying shares. The market value of the Best Buy Co., Inc. Stock Fund is determined by the quoted market price of the underlying shares. Participant loans are valued at their outstanding principal balances, which approximates fair value.

In accordance with Generally Accepted Accounting Principles (GAAP), the Plan’s Statements of Net Assets Available for Benefits present investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive contracts from fair value to contract value. The Plan’s Statement of Changes in Net Assets Available for Benefits is presented on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as received.

Payment of Benefits — Benefits are recorded when paid. At December 31, 2009 and 2008, there were no amounts allocated to accounts of persons who had elected to withdraw from the Plan but had not been paid.

Administrative Expenses — Certain Plan administration costs were paid through forfeited Company-matching contributions. There were administrative expenses that were paid by the Plan Sponsor during the year.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the Code’s limits.

New Accounting Pronouncements:

Reporting of Subsequent Event — In May 2009, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC or the “Codification”) 855, Subsequent Events (originally issued as FASB Statement No. 165, Subsequent Events). Under ASC 855, the effects of events that occur subsequent to the financial statement date are to be evaluated through the date the financial statements are either issued or available to be issued. ASC 855 provides guidance on when financial statements should be adjusted for subsequent events and requires companies to disclose subsequent events. ASC 855 is effective for periods ending after June 15, 2009. See Note 10 for subsequent events to report for the Plan.

FASB Accounting Standards Codification — In June 2009, the FASB issued a standard that established the FASB ASC as the source of authoritative accounting principles recognized by the FASB to be applied by all public and nonpublic nongovernmental entities, superseding existing guidance issued by the FASB, the American Institute of Certified Public Accountants, the Emerging Issues Task Force and other related literature. The FASB also issues Accounting Standards Updates (ASU). An ASU communicates amendments to the ASC. An ASU also provides information to help a user of GAAP understand how and why GAAP is changing and when the changes will be effective.

Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification became effective on July 1, 2009, and did not have a material impact on the Plan’s financial statements.

Fair Value Measurements and Disclosures — In 2009, FASB Staff Position (FSP) FAS 157-4, Disclosures Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, was issued and later codified into ASC 820, Fair Value Measurements and Disclosures, which expanded disclosures and required that major category for debt and equity securities in the fair value hierarchy table be determined on the basis of the nature and risks of the investments.

New Accounting Standards to Be Adopted — In January 2010, the FASB issued ASU No. 2010-06, Fair Value Measurements and Disclosures, which amends ASC 820 (originally issued as FASB Statement No. 157, Fair Value Measurements), adding new disclosure requirements for Level 1 and Level 2, separate disclosures of purchases, sales, issuances, and settlements relating to Level 3 measurements and clarification of existing fair value disclosures. ASU No. 2010-06 is effective for periods beginning after December 15, 2009, except for the requirement to provide Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan is currently evaluating the impact ASU No. 2010-06 will have on the financial statements.

3.                      INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2009 and 2008, were as follows:

	2009	2008

Best Buy Co., Inc. Stock Fund	$208,824,891	$150,382,749
JPMCB Intermediate Bond Fund*	109,070,526	98,799,485
Artisan Small-Cap Value Fund	73,864,623	48,396,041
MFS Institutional International Equity Fund	70,319,462	46,463,113
PIMCO Total Return Fund	61,798,131	45,243,067
Barclays S&P 500 Equity Index Fund	51,415,512	35,895,367
Marsico Growth Fund	48,453,739	34,474,649

*Nonparticipant directed

During 2009 and 2008, the Plan’s investments (including gains and losses on investments purchased and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2009	2008

Common stock fund	$62,192,465	$(117,866,998)
Registered investment funds	67,813,218	(100,863,594)
Pooled funds	22,982,284	(33,039,401)

Net appreciation (depreciation) in fair value of investments	$152,987,967	$(251,769,993)

4.                      FAIR VALUE MEASUREMENTS

We adopted new accounting guidance related to fair value measurements on January 1, 2008. Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. We use a three-tier valuation hierarchy based upon observable and non-observable inputs:

Level 1 — Unadjusted quoted prices that are available in active markets for the identical assets or liabilities at the measurement date

Level 2 — Other observable inputs available at the measurement date, other than quoted prices included in Level 1, either directly or indirectly, including:

i.                  Quoted prices for similar assets or liabilities in active markets;

ii.               Quoted prices for identical or similar assets in non-active markets;

iii.            Inputs other than quoted prices that are observable for the asset or liability; and

iv.           Inputs that are derived principally from or corroborated by other observable market data.

Level 3 — Unobservable inputs that cannot be corroborated by observable market data and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management’s estimates of market participant assumptions.

The fair value hierarchy requires the use of observable market data when available. In instances in which the inputs used to measure fair value fall into different levels of the fair value hierarchy, the fair value measurement has been determined based on the lowest level of input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular item to the fair value measurement in its entirety requires judgment, including the consideration of inputs specific to the asset or liability. The following table sets forth by level within the fair value hierarchy, the Plan’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2009 and 2008, according to the valuation techniques we used to determine their fair values:

	Investments at Fair Value as of December 31, 2009
	Level 1	Level 2	Level 3	Total

JPMorgan short-term investment fund	$—	$2,086,733	$—	$2,086,733
Cash and cash equivalents	1,480,339			1,480,339
Participant loans		35,502,754		35,502,754
Best Buy Co., Inc. common stock	206,738,158			206,738,158
Registered investments:
Domestic stocks	188,853,046			188,853,046
International stocks	70,319,462			70,319,462
Bond fund	61,798,131			61,798,131
Pooled funds — domestic stock funds		126,720,304		126,720,304
Synthetic guaranteed investment contracts:
U.S. Treasury notes	454,231			454,231
Cash and cash equivalents	36,347,145			36,347,145
JPMCB intermediate bond fund		109,070,526		109,070,526

Total	$565,990,512	$273,380,317	$—	$839,370,829

	Investments at Fair Value as of December 31, 2008
	Level 1	Level 2	Level 3	Total

JPMorgan short-term investment fund	$—	$23,732,245	$—	$23,732,245
Participant loans		28,194,715		28,194,715
Common stock	148,912,565			148,912,565
Registered investments	213,921,163			213,921,163
Pooled funds		77,801,491		77,801,491
Investment contracts		99,750,091		99,750,091

Total	$362,833,728	$229,478,542	$—	$592,312,270

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

JPMorgan Short-Term Investment Fund — Valued at transaction price. This investment is classified as Level 2 as the shares of this fund do not trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis. Carrying value of JPMorgan Short-Term Investment Fund approximates fair value as maturities are less than three months.

Cash and Cash Equivalents — Carrying value approximates fair value as maturities are less than three months. Our cash and cash equivalents are primarily comprised of money market funds and commercial paper.

Participant Loans — Classified as Level 2 as carrying value represents remaining unpaid principal balance plus accrued interest, which approximates fair value.

Common Stock — Valued at the closing price reported on the active market on which the individual securities are traded.

Registered Investments — Valued at the net asset value of shares held by the Plan at year-end, based on published market quotations on active markets.

Pooled Funds — Classified as Level 2 as carrying value approximates fair value as the shares of this fund do not trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis.

U.S. Treasury Notes — Classified as Level 1 as carrying value approximates fair value as they trade with sufficient frequency and volume to enable us to obtain pricing information on an ongoing basis.

Synthetic Guaranteed Investment Contracts — Valued at fair value by discounting the related future payments based on current yields of similar instruments with comparable duration considering the creditworthiness of the issuer.

5.                      INVESTMENT CONTRACTS

The Plan has a Stable Value Fund that invests in an intermediate investment grade fixed income portfolio paired with fully benefit-responsive investment contracts structured by JPMorgan Investment Management, Inc. (“JPMorgan”). JPMorgan maintains the contributions in a wrapped fixed income account, and the Stable Value Fund is credited with earnings based on the experience of the underlying investments and charged for administrative expenses. The contract is included in the financial statements at fair value and then adjusted to contract value as reported to the Plan by JPMorgan. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The contract has certain restrictions that impact the ability to collect the full contract value. For example, the Plan contains a 20% book value corridor that permits up to 20% of the Stable Value Fund to be redeemed in a given year for certain Plan events. Plan management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable. JPMorgan may not terminate the contract at any amount less than contract value.

The fully benefit-responsive contracts, which are issued by insurance companies and banks, contractually agree to provide principal preservation of participant balances plus earn an interest rate that is specific to the Plan. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting. The crediting rate of the contract will track current market yields on a trailing basis. For 2009 and 2008, yield computations excluding the investment adviser fees are shown below:

	2009	2008

Average yields:
Based on annualized earnings (1)	3.33%	6.04%
Based on interest rate credited to participants (2)	1.97	3.23

(1)          Computed by dividing the annualized one-day actual earnings of the underlying investments on the last day of the Plan year by the fair value of the investments on the same date.

(2)          In 2009 and 2008, the computation used gross annualized one-day earnings, respectively.

6.                      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

During 2009 and 2008, the Plan’s stock fund had the following transactions related to the Plan sponsor’s common stock:

	2009	2008

Number of common shares purchased	1,228,228	1,738,589
Cost of common shares purchased	$42,233,497	$60,556,935
Number of common shares sold	1,291,832	1,376,725
Market value of common shares sold	$46,254,898	$56,163,321
Cost of common shares sold	$39,345,238	$41,424,751

Certain Plan investments are shares of mutual funds managed by JP Morgan Chase Bank N.A. JPMorgan Asset Management manages the Synthetic Guaranteed Investment Contract. JP Morgan Chase Bank N.A. is the trustee of the Plan. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

7.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan terminated, participants would become 100% vested in the Company’s contributions.

8.                      TAX STATUS

The IRS has determined and informed the Company by a letter dated August 6, 2003, that the Plan and related trust were designed in accordance with the applicable regulations of the Code. The Plan has been amended since receiving the determination letter. The Company filed for a new determination letter during January 2009 and has not yet heard back from the IRS regarding the determination request. The Plan had an operational error during the Plan year. The Plan’s Sponsor has taken and will take the necessary corrective action in accordance with the acceptable correction methods of the Employee Plans Compliance Resolution System. The Plan Sponsor believes the Plan has maintained its tax-exempt status. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

	2009	2008

Net assets available for benefits per the financial statements	$848,271,879	$606,366,559
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(5,655,268)	(12,848,579)
Deemed loan activity	(431,975)	(331,297)

Net assets available for benefits per Form 5500	$842,184,636	$593,186,683

As of December 31, 2009 and 2008, the following is a reconciliation of changes in net assets available for Plan benefits as presented in these financial statements and Form 5500:

	2009	2008

Increase (decrease) in net assets per statement of changes in net assets available for plan benefits	$241,905,320	$(159,651,223)
Change in adjustment from contract value to fair value for fully benefit-responsive investment contracts	7,193,311	(11,272,978)
Deemed loan activity	(100,678)	(157,334)

Net income (loss) per Form 5500	$248,997,953	$(171,081,535)

10.               SUBSEQUENT EVENT

We have evaluated the effects of subsequent events that have occurred subsequent to December 31, 2009 through the filing date of the Form 11-K.

Effective April 8, 2010, the Pacific Sales 401(k) Savings Plan was merged into the Plan. Net assets totaling approximately $4,200,000 were merged.

* * * * * *

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT
TO THE REQUIREMENTS OF FORM 5500

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 41-0907483)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Description of Investment		Current Value

	INTEREST-BEARING CASH	$1,480,339

	REGISTERED INVESTMENT COMPANIES:
	Artisan Small-Cap Value Fund	73,864,623
	PIMCO Total Return Fund	61,798,131
	American Beacon Institutional Equity Fund	34,402,750
	Marsico Growth Fund	48,453,739
	MFS Institutional International Equity Fund	70,319,462
	Morgan Stanley Institutional Small Company Growth Fund	32,131,934

	Total registered investment companies	320,970,639

	BARCLAYS S&P 500 EQUITY INDEX FUND	51,415,512

	BGI LIFEPATH RETIREMENT	4,694,998

	BGI LIFEPATH 2015	4,556,803

	BGI LIFEPATH 2020	6,727,760

	BGI LIFEPATH 2025	8,816,856

	BGI LIFEPATH 2030	9,494,888

	BGI LIFEPATH 2035	10,564,564

	BGI LIFEPATH 2040	9,548,741

	BGI LIFEPATH 2045	10,609,114

	BGI LIFEPATH 2050	10,291,068

	Total pooled funds	126,720,304

	BEST BUY CO., INC. STOCK FUND:
*	Best Buy Co., Inc. Common Stock	206,738,158
*	JPMorgan Domestic Liquidity Variable Rate, maturity date December 31, 2049	2,086,733

	Total Best Buy Co., Inc. Stock Fund	208,824,891

(Continued)

BEST BUY RETIREMENT SAVINGS PLAN

(PLAN NUMBER 002)

(EMPLOYER IDENTIFICATION NUMBER 41-0907483)

SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2009

Description of Investment		Current Value

	SYNTHETIC INVESTMENT CONTRACT — JPMorgan:
*	JPMCB Liquidity Fund Variable Rate	$36,347,145
	U.S. Treasury Note, 2.1%, January 31, 2010	50,084
	U.S. Treasury Note, 2.0%, February 28, 2010	65,185
	U.S. Treasury Note, 2.6%, May 31, 2010	50,494
	U.S. Treasury Note, 2.4%,August 31, 2010	96,258
	U.S. Treasury Note, 2.0%, September 30, 2010	177,078
	U.S. Treasury Note, 1.5%, October 31, 2010	15,132
*	JPMCB Intermediate Bond Fund	109,070,526

	Total synthetic investment contract	145,871,902

*	PARTICIPANT PROMISSORY NOTES, 4.25%—11.5% interest rate range and maturity dates range from January 1, 2010 to October 18, 2024	35,502,754

		$839,370,829

*    Denotes party-in-interest.

Note: Cost information is not required for participant-directed investments and, therefore, is not included.

(Concluded)

Best Buy Retirement Savings Plan

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Best Buy Retirement Savings Plan

Date: June 29, 2010	/s/ Susan S. Grafton
Susan S. Grafton
Vice President, Controller and
Chief Accounting Officer